SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Accretive Health, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

00438V 103
(CUSIP Number)

December 14, 2011
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/    /  Rule 13d-1(b)
/   /  Rule 13d-1(c)
/ X /  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 4,866,544 shares, which constitutes approximately 4.9% of the total number of shares outstanding.  All ownership percentages set forth herein assume that there are 98,214,051 shares outstanding.

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CUSIP No. 00438V 103

1.     Name of Reporting Person:

           FW Oak Hill Accretive Healthcare Investors, L.P.

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /

            (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Delaware

                         5.     Sole Voting Power:  4,361,854 (1)
Number of
Shares
Beneficially      6.     Shared Voting Power:  -0-
Owned By
Each
Reporting         7.     Sole Dispositive Power:  4,361,854  (1)
Person
With
                         8.     Shared Dispositive Power:  -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          4,361,854

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

            /   /

11.     Percent of Class Represented by Amount in Row (9):  4.4%

12.     Type of Reporting Person: PN
-------------------------------------------------------------------------------------
(1)  Power is exercised through its general partner, Group VI 31, LLC.


CUSIP No. 00438V 103

1.     Name of Reporting Person:

           Group VI 31, LLC

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /

            (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Delaware

                         5.     Sole Voting Power:  4,801,988  (1)(2)
Number of
Shares
Beneficially      6.     Shared Voting Power:  -0-
Owned By
Each
Reporting         7.     Sole Dispositive Power:  4,801,988  (1)(2)
Person
With
                         8.     Shared Dispositive Power:  -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          4,801,988 (2)

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

            /   /

11.     Percent of Class Represented by Amount in Row (9):  4.9%

12.     Type of Reporting Person: PN
-------------------------------------------------------------------------------------
(1)  Power is exercised through its sole member and President, J. Taylor Crandall.
(2)  Represents 4,361,854 shares held by FW Oak Hill Accretive Healthcare Investors, L.P. ("FWOH") and 440,134 shares held by FW Oak Hill Accretive Investors, L.P. ("FW Investors"), for each of which Group VI 31, LLC serves as general partner.


CUSIP No. 00438V 103

1.     Name of Reporting Person:

           J. Taylor Crandall

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /

            (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: United States

                         5.     Sole Voting Power:  4,866,544  (1)(2)
Number of
Shares
Beneficially      6.     Shared Voting Power:  -0-
Owned By
Each
Reporting         7.     Sole Dispositive Power:  4,866,544  (1)(2)
Person
With
                         8.     Shared Dispositive Power:  -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          4,866,544   (1)(2)

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

            /   /

11.     Percent of Class Represented by Amount in Row (9):  4.9%

12.     Type of Reporting Person: IN

-------------------------------------------------------------------------------------
(1)   With respect to 4,801,988 shares, solely in his capacity as sole member and President of Group VI 31, LLC, the sole general partner of both FWOH and FW Investors.  The filing of this statement on Schedule 13G shall not be construed as an admission that Crandall is, for the purposes of sections 13(d) or 13(g) of the Act, the beneficial owner of any securities owned by FWOH or FW Investors.
(2) In his individual capacity, with respect to 64,556 shares.
.


Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13G Statement dated February 10, 2011 (the "Schedule 13G"), relating to the Common Stock (the "Stock"), of Accretive Health, Inc. (the "Issuer").  Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13G.

Item 2(a) is hereby amended by adding at the end thereof the following:

For purposes of this Schedule 13G, Wolfson and Nayden are no longer Reporting Persons.

Item 4 is hereby amended and restated in its entirety as follows:

Item 4.     Ownership.

(a) - (b)

Reporting Persons

FWOH

The aggregate number of shares of the Stock that FWOH owns beneficially, pursuant to Rule 13d-3 of the Act, is 4,361,854, which constitutes approximately 4.4% of the outstanding shares of the Stock.

Group

The aggregate number of shares of the Stock that Group owns beneficially, pursuant to Rule 13d-3 of the Act, is 4,801,988, which constitutes approximately 4.9% of the outstanding shares of the Stock.

Crandall

Because of (1) his position as sole member and President of Group, the general partner of both FWOH and FW  Investors and (2) his individual ownership of 64,556 shares of the Stock, Crandall may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an aggregate of 4,866,544 shares of the Stock, which constitutes approximately 4.9% of the outstanding shares of the Stock.  The filing of this statement on Schedule 13G shall not be construed as an admission that Crandall is, for the purposes of sections 13(d) or 13(g) of the Act, the beneficial owner of any securities owned by FWOH or FW Investors.

To the best of the knowledge of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

(c)

Reporting Persons

FWOH

FWOH has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 4,361,854 shares of the Stock.

Group

Because of its position as the general partner of both FWOH and FW Investors, Group has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 4,801,988  shares of the Stock.

Crandall

Because of his position as sole member and President of Group, the general partner of both FWOH and FW Investors and because of his individual ownership of the Stock, Crandall may be deemed to have the sole power to vote or to direct the vote and to dispose or to direct the disposition of 4,866,544 shares of the Stock.  The filing of this statement on Schedule 13G shall not be construed as an admission that Crandall is, for the purposes of sections 13(d) or 13(g) of the Act, the beneficial owner of any securities owned by FWOH or FW Investors.

Item 5 is hereby amended and restated in its entirety as follows:

Item 5.     Ownership of Five Percent or Less of a Class.

The Reporting Persons have ceased to be the beneficial owners of five percent or more of the outstanding shares of the Stock.

Item 10 is hereby restated in its entirety as follows:

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED:   December 19, 2011

FW OAK HILL ACCRETIVE HEALTHCARE INVESTORS, L.P.
By:  Group VI 31, LLC, general partner

    By:  /s/ Kevin G. Levy
            Kevin G. Levy, Vice President

GROUP VI 31, LLC

By:  /s/ Kevin G. Levy
        Kevin G. Levy, Vice President

/s/ Kevin G. Levy
Kevin G. Levy, as Attorney-in-Fact for
J. Taylor Crandall (1)

(1)     A Power of Attorney authorizing Kevin G. Levy to act on behalf of J. Taylor Crandall previously has been filed with the Securities and Exchange Commission.